UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2003

ROYAL CARIBBEAN CRUISES LTD.
(Translation of registrant’s name into English)

1050 Caribbean Way,Miami, Florida 33132
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                                                                 Form 20-F |X|                                         Form 40-F |_|

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                                                       Yes |_|                                                    No |X|

News From
Royal Caribbean Cruises Ltd.

Corporate Communications Office
1050 Caribbean Way,
Miami, Florida 33132-2096

Contact: Lynn Martenstein or Dan Mathewes (305) 539-6570 or (305) 539-6153

                                                                                                                           For Immediate Release

ROYAL CARIBBEAN REPORTS SECOND QUARTER 2003 RESULTS

MIAMI – (July 28, 2003) – Royal Caribbean Cruises Ltd. (NYSE, OSE: RCL) announced today that net income for the second quarter of 2003 was $55.7 million, or $0.28 per share. This compares to $66.7 million, or $0.34 per share, for the second quarter of 2002. Revenues for the second quarter of 2003 were $905.8 million, up 10.2% from $821.8 million in 2002. The increase in revenues was primarily due to a 15.5% increase in capacity, partially offset by a 4.6% decline in gross yields. The decrease in gross yields was primarily associated with lower cruise ticket prices and occupancy levels, partially offset by an increase in shipboard revenues. Net yields for the second quarter of 2003 decreased 4.8% from the second quarter of 2002, which was significantly better than the company’s previous guidance of a decline of 6% to 9%.

Since the company’s last update, bookings and pricing levels have continued to strengthen. Bookings continue to come closer to the sailing date and visibility remains limited making forecasting net yield performance more difficult than in prior years. The company currently forecasts that net yields for the full year will be down approximately 1% to 2% from the prior year. Net yields in the third quarter of 2003 are expected to be down 2% to 4% and net yields for the fourth quarter 2003 are expected to be roughly flat to slightly down.

“We are pleased that the post war recovery is turning out to be better than we originally anticipated,” said Richard D. Fain, chairman and chief executive officer of Royal Caribbean Cruises Ltd. “While we will continue to feel the effects for the rest of this year, we remain focused on building our brands and look forward to recovering net yields lost from the unfortunate events of the past two years.”

Operating and SG&A expenses, on a per available passenger cruise day basis, were flat on a quarter over quarter basis. Higher fuel costs and the Brilliance of the Seas lease payments were offset by lower commission costs associated with lower ticket prices and other economies of scale. For the quarter, running and SG&A expenses were up 1.7%, on a per available passenger cruise day basis. This increase is primarily attributable to the increase in fuel costs and the Brilliance of the Seas lease payments. The company estimates running and SG&A expenses, on a per available passenger cruise day basis, for the second half of the year to be flat to slightly up. For the full year 2003, running and SG&A expenses, on a per available passenger cruise day basis, are estimated to increase 2% to 3% from the prior year.

During July, the company received $50 million in additional commitments under the terms of its unsecured revolving credit facility. The additional commitments have increased the availability under the facility to $550 million and will not alter any of the facility’s existing terms. Assuming interest rates remain at their historically low levels for the remainder of the year, the company now estimates that interest expense for 2003 will be in the range of $265 million to $275 million.

This month the company will add Serenade of the Seas to its fleet, which is the third in the 2,100-passenger Radiance-class series for Royal Caribbean International. The Serenade of the Seas and her sister ships, Radiance of the Seas and Brilliance of the Seas, have nearly three acres of exterior glass with panoramic elevators facing the sea and almost 600 balcony staterooms. In addition to Royal Caribbean International’s signature rock-climbing wall, the ship offers recreational activities such as a jogging track, a basketball and volleyball court, a pair of self-leveling pool tables and a fully equipped gym with panoramic views of the sea. These recreational activities are complimented by specialty restaurants such as Chops Grill steakhouse and Portofino Italian restaurant.

The company has scheduled a conference call at 10 a.m. today to discuss its earnings. This call can be listened to, either live or on a delayed basis, on the company’s investor relations web site at www.rclinvestor.com.

Terminology

Available Passenger Cruise Days

Available passenger cruise days represent double occupancy per cabin multiplied by the number of cruise days for the period.

Gross Yields

Gross yields represent revenues per available passenger cruise day.

Net Yields

Net yields represent revenues less the costs of air transportation, travel agent commissions and certain other direct costs (all of which are included in operating expenses) per available passenger cruise day. Such costs were $209.2 million and $188.4 million for the three months ending June 30, 2003 and 2002, respectively.

Running Expenses

Running expenses are those expenses directly associated with ship operations and are defined as operating expenses less costs deducted to arrive at net yields.

Royal Caribbean Cruises Ltd. is a global cruise vacation company that operates Royal Caribbean International and Celebrity Cruises, with a combined total of 25 ships in service and three under construction. The company also offers unique land-tour vacations in Alaska, Canada and Europe through its cruise-tour division. Additional information can be found on www.royalcaribbean.com, www.celebrity.com or www.rclinvestor.com.

Certain statements in this news release are forward-looking statements. Forward-looking statements do not guarantee future performance and may involve risks, uncertainties and other factors, which could cause our actual results, performance or achievements to differ materially from the future results, performance or achievements expressed or implied in those forward-looking statements. Such factors include general economic and business conditions, vacation industry competition, including cruise industry competition, changes in vacation industry capacity (including cruise capacity), the impact of tax laws and regulations affecting our business or our principal shareholders, the impact of changes in other laws and regulations affecting our business, the impact of pending or threatened litigation, the delivery of scheduled new ships, emergency ship repairs, incidents involving cruise ships at sea, reduced consumer demand for cruises as a result of any number of reasons (including armed conflict, terrorist attacks, geo-political and economic uncertainties or the unavailability of air service), changes in interest rates or oil prices, weather and other factors described in further detail in Royal Caribbean’s filings with the Securities and Exchange Commission. The above examples may not be exhaustive and new risks emerge from time to time. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In addition, certain financial measures in this presentation constitute non-GAAP financial measures as defined by Regulation G. A reconciliation of these items can be found on our investor relations website at www.rclinvestor.com.

Financial Tables Follow
(####)

ROYAL CARIBBEAN CRUISES LTD. CONSOLIDATED STATEMENTS OF OPERATIONS (unaudited, in thousands, except per share data)
	Second Quarter Ended June 30,		Six Months Ended June 30,
	2003	2002	2003	2002
Revenues	$ 905,841	$ 821,804	$ 1,786,005	$ 1,621,757
Expenses
Operating	580,466	498,865	1,133,035	1,001,503
Marketing, selling and administrative	119,457	107,271	243,441	209,347
Depreciation and amortization	88,715	85,148	177,384	167,975

	788,638	691,284	1,553,860	1,378,825
Operating Income	117,203	130,520	232,145	242,932

Other Income (Expense)
Interest income	809	2,485	1,914	6,712
Interest expense, net of capitalized interest	(66,750)	(67,008)	(131,634)	(135,276)
Other income (expense)	4,410	703	6,421	5,145

	(61,531)	(63,820)	(123,299)	(123,419)

Net Income	$ 55,672	$ 66,700	$ 108,846	$ 119,513

Earnings Per Share:
Basic	$ 0.29	$ 0.35	$ 0.56	$ 0.62

Diluted	$ 0.28	$ 0.34	$ 0.56	$ 0.61

Weighted average shares outstanding:
Basic	193,158	192,406	193,093	192,366

Diluted	195,882	196,413	195,394	195,962

STATISTICS
	Second Quarter Ended June 30,		Six Months Ended June 30,
	2003	2002	2003	2002
Occupancy as a percentage of total capacity	101.8%	104.4%	101.7%	104.1%
Passenger Cruise Days	4,809,952	4,273,497	9,553,116	8,618,299
Available Passenger Cruise Days	4,726,704	4,092,996	9,390,296	8,275,316

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                ROYAL CARIBBEAN CRUISES LTD.
                                                                                (Registrant)

                                                                                By: /s/ BONNIE S. BIUMI
                                                                                Bonnie S. Biumi
                                                                                Acting Chief Financial Officer

Date:  July 28, 2003

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